Exhibit 99.7
EXCHANGE AGENT AGREEMENT

November , 2005
Ms. Margo Ankele
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO 80401
Dear Ms. Ankele:
     Ensource Energy Income Fund LP, a Delaware limited partnership (“Ensource”), pursuant to a Registration Statement on Form S-4 (Reg. No. 333-126068) (the “Registration Statement”), proposes to effect an exchange offer pursuant to which each depositary unit (the “Depositary Units”) of Eastern American Natural Gas Trust (“NGT”) tendered and not properly withdrawn and accepted for exchange pursuant to this Agreement and the Registration Statement (the “Exchange Offer”) will be exchanged for one common unit of Ensource (the “Common Units”) and a proportionate share of a special cash distribution of $5.9 million (the “Special Cash Distribution”). Subsequent to the Exchange Offer, Ensource proposes to effect a second-step merger in which NGT will be merged with and into Ensource, with Ensource as the surviving entity (the “Merger”). Pursuant to the Merger, the outstanding trust units of NGT (the “Trust Units”) shall be cancelled and shall represent the right to receive 0.4 Common Units for each Trust Unit and the outstanding Depositary Units shall continue to represent the right to receive one Common Unit for each Depositary Unit; however, the Special Cash Distribution shall not be available in connection with the Merger.
     In connection with the Exchange Offer and Merger, Ensource hereby requests that Computershare Trust Company, Inc. (the “Exchange Agent” or “Computershare”) serve as Exchange Agent with respect to the surrender of certificates for Depositary Units held by certain holders of Depositary Units (the “Depositary Unitholders”) of record identified to you, in exchange for one Common Unit for each Depositary Unit surrendered and payment of a proportionate share of the Special Cash Distribution to be paid pursuant to the terms and conditions of the Exchange Offer and Merger as described in the Registration Statement. Computershare hereby agrees to such request and accepts the appointment as Exchange Agent, subject to the terms and conditions of this Agreement.
     Ensource shall notify the Exchange Agent of the effective time of the Exchange Offer. The time at which the Exchange Offer becomes effective is referred to in this Agreement as the “Effective Time” and the time at which the Exchange Offer expires is referred to in this Agreement as the “Expiration Time.”
     In agreeing to serve as Exchange Agent, you acknowledge that your authority and actions as Exchange Agent shall be governed by the terms of the Letter of Transmittal (attached hereto as Exhibit A) and this Agreement. In discharging your duties as Exchange Agent, you and Ensource shall proceed as follows:

     1. Distribution of Materials. Ensource shall make available to you an adequate supply of documents to be mailed to identified holders of the Depositary Units and Trust Units, which documents shall consist of, among other things, the Letter of Transmittal, related cover letters, transfer application, and other related documents as needed to comply with requests for additional copies of such documents. In connection with the Exchange Offer, you will cause such applicable documents to be mailed to each Depositary Unitholder not later than five (5) business days after the Effective Time. In connection with the Merger, you will cause such applicable documents to be mailed to each Trust Unitholder and Depositary Unitholder not later than five (5) business days after the effectiveness of the Merger (the “Merger Effective Time”). Ensource shall promptly notify the Exchange Agent of the Merger Effective Time.
     2. Deposit of Common Units and Establishment of Account with Depository Trust Company. Prior to or within five (5) business days after the Effective Time, Ensource shall deposit or cause to be deposited with the Exchange Agent the Common Units sufficient to make payments pursuant to the Exchange Offer and Merger. The Exchange Agent shall establish and maintain an account at the Depository Trust Company (“DTC”) for book-entry transfers of Common Units, as provided in the Letter of Transmittal, and for book-entry transfers of Common Units from Ensource to the Exchange Agent.
     3. Receipt of Depositary Units and Related Materials. In connection with the receipt of Depositary Units and related materials:
     (a) With respect to the Exchange Offer, you shall receive certificates from the Depositary Unitholders, accompanied by Letters of Transmittal (or facsimiles thereof), properly executed in accordance with the instructions therein, and all other instruments and communications submitted to you in connection with the Exchange Offer, and preserve the same until delivered to Ensource or otherwise disposed of in accordance with Ensource’s instructions.
     (b) You shall stamp Letters of Transmittal, facsimile transmissions, letters, transfer applications and other materials submitted to you, except certificates for Depositary Units, to show the date and time of receipt thereof.
     (c) You shall examine the Letters of Transmittal and certificates for Depositary Units and other documents received to ascertain whether: (i) the Letters of Transmittal and/or other documents appear to you to have been completed and executed in accordance with the instructions set forth in the Letter of Transmittal, (ii) the certificates for Depositary Units appear to be properly surrendered and are in proper form for transfer in accordance with the instructions set forth in the Letter of Transmittal, and (iii) the total number of Depositary Units evidenced by each certificate (together with all other certificates surrendered to you by any holder) matches the number of Depositary Units listed as being held by such holder on the books and records of Bondholder Communications, the current transfer agent of NGT.
     (d) With respect to any irregular items, you shall follow your regular procedures to attempt to cause any such irregularity to be corrected. As to any irregular item that you cannot resolve through your regular procedures, you may consult with Ensource for instructions. For items presented in proper form, you shall make payment of the Common Units and applicable Special Cash Distribution (in connection with the Exchange Offer) and any required tax withholdings after expiration of the Exchange Offer and notice to you of Ensource’s acceptance of all Depositary Units validly tendered pursuant to the applicable instructions set forth in the Letter of Transmittal.
     (e) Payment for the Depositary Units pursuant to the terms of the Exchange Offer and Merger is to be made only against deposit with you of certificates representing such Depositary Units for which such payment is required (or, in the case of mutilated, lost, destroyed or wrongfully taken certificates, the documents required by paragraph (g) below), together with properly executed Letters of Transmittal (in each case, determined in accordance with the procedures set forth in this Agreement). Upon making payment for Depositary Units, you shall record such payment in a transfer ledger in a reasonably detailed format and hold the certificates for such Depositary Units for the benefit of Ensource, which certificates shall be forwarded to Ensource upon the request of Ensource.
     (f) If payment is to be made by you to a person other than the person in whose name a surrendered certificate is registered, you should make no payment until (i) the certificate so surrendered has been properly endorsed (or otherwise put in proper form for transfer), (ii) the person requesting such payment has paid any transfer or other taxes or governmental charges required by reason of such payment in a name other than that of the registered holder of the certificate surrendered or has established to your satisfaction that such tax or charge either has been paid or is not payable, and (iii) the certificate or stock power and Letter of Transmittal must be duly endorsed and guaranteed as set forth in the Letter of Transmittal. Any tax information with respect to such payment that you are required to report pursuant to Section 6 of this Agreement shall list the registered holder of the certificate as the payee.
     (g) If during the period that commences at the Effective Time and ends at the Expiration Time any holder of Depositary Units reports to you that the holder’s failure to surrender a certificate representing any Depositary Units registered in the holder’s name is due to the loss, destruction or wrongful taking of the certificate, you should require such holder to furnish an affidavit of such theft, loss or destruction and a bond of indemnity in form and substance satisfactory to you and Ensource. If any holder of Depositary Units surrenders to you a mutilated certificate representing any Depositary Units registered in his name at the time, you should require such holder to furnish a bond of indemnity in form and substance satisfactory to you and Ensource. Upon receipt of any such required affidavit and bond of indemnity and compliance with any other applicable requirements, you may effect payment to such holder as though he had surrendered his certificate.
     (h) Upon notification that the conditions to the Exchange Offer have been met, Ensource will deposit with you in a special account immediately available funds sufficient to cover the payment of the Special Cash Distribution. The wire transfer instructions for the transfer of all funds is:
Harris Trust and Savings Bank
Chicago, IL
ABA #: 071 000 288
For credit to account number:
Name on account: Computershare Trust Company, Inc.
                              Escrow account

     (i) All checks for the Special Cash Distribution shall be forwarded by first class mail. All certificates of Common Units, if not delivered by book-entry transfer, shall be forwarded by (i) first class mail under a blanket surety bond protecting you and Ensource from loss or liability arising out of the nonreceipt or nondelivery of such certificates for common units of Ensource or (ii) registered mail, insured separately for the replacement value of such certificates for Common Units. All Common Units shall be delivered either in certificated form or by book-entry transfer through DTC, as instructed pursuant to the Letter of Transmittal.
     (j) You may establish such other procedures, as may be necessary or desirable to implement the exchange provisions set forth in the Exchange Offer.
     4. Exchange in Connection with the Merger. In connection with the Merger, upon receipt of the proper transfer application from Trust Unitholders and Depositary Unitholders and properly endorsed certificates and Letters of Transmittal from Depositary Unitholders:
     (a) You shall make payment of the Common Units (equaling 0.4 Common Units for each Trust Unit and one Common Unit for each Depositary Unit) and any required tax withholdings.
     (b) If any holder of Depositary Units as of the Merger Effective Time reports to you that the holder’s failure to surrender a certificate representing any Depositary Units registered in the holder’s name at the Merger Effective Time is due to the loss, destruction or wrongful taking of the certificate, you should require such holder to furnish an affidavit of such theft, loss or destruction and a bond of indemnity in form and substance satisfactory to you and Ensource. If any holder of Depositary Units surrenders to you a mutilated certificate representing any Depositary Units registered in his name at the Merger Effective Time, you should require such holder to furnish a bond of indemnity in form and substance satisfactory to you and Ensource. Upon receipt of any such required affidavit and bond of indemnity and compliance with any other applicable requirements, you may effect payment to such holder as though he had surrendered his certificate.
     (c) Upon making such payments, you shall record such payment in a transfer ledger in a reasonably detailed format and hold the certificates for such Depositary Units for Ensource, which certificates shall be forwarded to Ensource upon the request of Ensource.
     5. Information and Reports. Until otherwise notified, you will forward to Ensource, at the address listed below, and to such other persons as Ensource may designate, a periodic report of the items presented for exchange in connection with the Exchange Offer and Merger. In connection with the Exchange Offer, each such report shall include, among other things: (a) the number of Depositary Units validly surrendered to you and the number of Common Units and the amount of Special Cash Distribution in exchange therefore (previous, current period and total); and (b) the number of Depositary Units which have been improperly surrendered to you (previous, current period and total) and the status of efforts, if any, by the holder and/or you to resolve the related irregularities and/or defects. In connection with the Merger, each report shall include, among other things: (a) the number of Depositary Units validly surrendered to you and the number of Common Units in exchange therefore (previous, current period and total); (b) the number of Common Units in exchange for Trust Units (previous, current period and total); (c) the number of Depositary Units which have been improperly surrendered to you (previous, current period and total) and the status of efforts, if any, by the holder and/or you to resolved the related irregularities and/or defects; and (d) the number of transfer applications related to the Trust Units and Depositary Units which have been improperly completed (previous, current period and total) and the status of efforts, if any, by the holder and/or you to resolve the related irregularities and/or defects.
     6. Tax Reporting. (a) On or prior to the date required by applicable law, you shall prepare and mail to each Depositary Unitholder and Trust Unitholder, as applicable, other than holders who demonstrate their status as foreign persons not subject to such reporting in accordance with United States Treasury Regulations, a Form 1099-B reporting any cash payments, in accordance with United States Treasury Regulations; you shall also prepare and file copies of such Forms 1099-B by magnetic tape with the Internal Revenue Service, in accordance with United States Treasury Regulations; and (b) if you have not received proper documentation from the surrendering holder, including that holder’s certified Taxpayer Identification Number, you shall deduct and withhold backup withholding tax from any cash payment made pursuant to Internal Revenue Code regulations.
     7. Follow-Up Mailings. Promptly after the Merger Effective Time, Ensource will furnish to you a form of letter of transmittal to be mailed to each Trust Unitholder and Depositary Unitholder pursuant to which such person(s) can surrender their certificates for Common Units or cash in lieu of fractional Common Units. No later than six months after the Merger Effective Time, Ensource may mail or cause to be mailed a follow-up letter to all Trust Unitholders and Depositary Unitholders who did not theretofore return the applicable transfer application or surrender their Depositary Unit certificates, or supply an affidavit and bond of indemnity pursuant to Section 2(g) of this Agreement, for payment of the Common Units as part of the Merger consideration. Any such follow-up letter will be mailed with a Letter of Transmittal and return envelope. Ensource shall incur all costs associated with the performance of this duty.
     8. Property. The parties agree that any securities, monies or property deposited with or received by you as Exchange Agent (the “Property”) shall constitute a special and segregated account and shall not be commingled with the money, assets or property of you or any other person. The parties further agree that, to the extent that any interest, dividends or other income are paid on the Property, such interest, dividends or other income shall accrue solely to the benefit of Ensource at the prime rate as established from time to time by the Harris Bank less 40 basis points.
     9. Compensation. As consideration for your services as Exchange Agent, you shall be entitled to compensation in accordance with the fee schedule as described in Exhibit B. Ensource also agrees to reimburse you for your reasonable out-of-pocket expenses in connection with your services hereunder, which must be approved by Ensource in advance and invoiced to Ensource with reasonable supporting detail. In the event Ensource does not make payment to you within thirty (30) days of the date of the receipt of the invoice, unless Ensource is disputing an invoiced reimbursement, you may assess interest at the rate of 1.5% per month (18% per annum) on the outstanding balance of fees.
     10. Duties of Exchange Agent. As Exchange Agent hereunder, you shall:

     (a) have no duties or obligations other than those specifically set forth herein or as may be subsequently agreed to in writing by you and Ensource and no implied duties or obligations shall be read into this agreement against you.
     (b) not be regarded as making any representation as to, and shall have no responsibility for the legality, validity, sufficiency, value or genuineness of any certificates for Depositary Units and you shall not be required to make any representations as to the legality, validity, sufficiency, value or genuineness of the Exchange Offer;
     (c) not be obligated to take any legal action hereunder which might in your sole judgment require you to risk your own funds or incur any liability, unless you shall have been furnished with indemnity satisfactory to you;
     (d) rely on and be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, facsimile transmission, telex, telegram or other document or security delivered to you and believed by you to be genuine and to have been signed by the proper party or parties;
     (e) rely on and be protected in acting in reliance upon the oral or written instructions of Ensource or any other employee or representative of Ensource designated by Ensource with respect to any matter relating to your actions as Exchange Agent hereunder;
     (f) consult with counsel satisfactory to you and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in accordance with such advice or opinion of such counsel;
     (g) have no obligation to make any payment as the Exchange Agent unless Ensource shall have provided the necessary available funds to make such payments;
     (h) not be liable or responsible for any failure of Ensource to comply with any of its obligations relating to the Exchange Offer or Merger, including, without limitation, obligations under applicable securities laws; and
     (i) shall not be liable for any error in judgment made in good faith by any officer, director, employee, agent or attorney in the course of performance or administration under this Agreement, unless it shall be proven that such officer, director, employee, agent or attorney was grossly negligent or acted with willful misconduct.
     The provisions of this section shall survive the termination of this Agreement or the resignation or removal of the Exchange Agent.
     11. Indemnification. Ensource shall indemnify the Exchange Agent (and its officers, directors, employees, agents, attorneys and affiliates) for, and hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (“Loss”) arising out of or in connection with its acceptance or administration of, or performance under, this Agreement, including, without limitation, the reasonable costs and expenses of defending itself against any Loss, unless such Loss shall have been determined by a court of competent jurisdiction to be a result of the Exchange Agent’s gross negligence, bad faith or intentional misconduct. The provisions of this section shall survive the termination of this Agreement or the resignation or removal of the Exchange Agent.
     12. Termination of Agreement. Unless terminated earlier by the written notice of Ensource or the Exchange Agent, this Agreement shall terminate either (a) upon the exchange of all Depositary Units and Trust Units or (b) on the first anniversary of the date hereof. Upon any termination of this Agreement, the Exchange Agent shall promptly deliver to Ensource any certificates, funds or other property not required hereunder to be retained by the Exchange Agent. After such time, any party entitled to such certificates, funds or property shall look solely to Ensource, not the Exchange Agent, and any liability of the Exchange Agent with respect thereto shall cease.
     13. Force Majeure. Neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in performance or observance of any provision contained herein by reason of act of God, riots, acts of war, epidemics, governmental action or judicial order, earthquakes, or similar cause (including, but not limited to, mechanical, electronic or communications interruptions, disruptions or failures).
     14. Notices. Any notice or document required or permitted to be given under this Agreement shall be given in writing and shall be deemed received (i) when personally delivered to the relevant party at such party’s address as set forth below, (ii) if sent by mail (which must be certified or registered mail, postage prepaid) or overnight courier, when received or rejected by the relevant party at such party’s address indicated below, or (iii) if sent by facsimile, when confirmation of delivery is received by the sending party:

If to Ensource:	If to Computershare:
7500 San Felipe St., Suite 440	Computershare Trust Company, Inc.
Houston, Texas 77063	350 Indiana Street, Suite 800
Golden, CO 80401
Attention: Scott W. Smith	Attention: John G. Harmann
Telephone: (713) 659-1794	Telephone: (303) 262-0600
Fax: (713) 659-1799	Fax: (303) 262-0606

with copy to:
Andrews Kurth LLP
600 Travis Street, Suite 4200
Houston, Texas 77002

Attention: G. Michael O’Leary
Telephone: (713) 220-4200
     15. Entire Agreement; Modification. This Agreement, including all exhibits attached hereto, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, whether written or oral, between the parties. No waiver, alteration, or modification of any of the provision of this Agreement shall be binding unless in writing and signed by a duly authorized representative of each party.
     16. Assignment. Neither party may assign this Agreement without the prior written consent of the other party, except that either party may, without the consent of the other, assign the Agreement to an Affiliate of that party or a purchaser of all or substantially all of that party’s assets used in connection with performing this Agreement.
     17. Status of Parties. The relationship of the parties to each other in the execution and performance of the Agreement shall be that of independent contractors. Nothing in the Agreement or with respect to the obligations or services of Computershare in connection with the Agreement shall constitute Computershare a fiduciary of Ensource or any other person.
     18. Applicable Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without reference to choice of law principles), and the parties hereby consent to the jurisdiction of courts in Delaware (whether state or federal) over all matters relating to this Agreement.
     19. Counterparts. This Agreement may be executed in separate counterparts, each of which when executed and delivered shall be an original, but all of which shall together constitute but one and the same instrument.
     20. Severability. To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
     21. No Third Party-Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.
     Please acknowledge receipt of this Agreement hereto and confirm the arrangements herein provided by signing and returning the enclosed copy to Ensource, whereupon this Agreement and the terms and conditions herein provided shall constitute a binding Agreement.
[signature page follows]

Very truly yours,

ENSOURCE ENERGY INCOME FUND LP

By:	Ensource Energy Partners, LP, its general partner

By:	Ensource Energy Company LLC, its general partner

Name: Scott W. Smith
Title: President
Accepted and agreed to as
of the date first above written:
COMPUTERSHARE TRUST COMPANY, INC.,
as Exchange Agent

By:
Name:
Title:

By:
Name:
Title:

Exhibit A
Letter of Transmittal
(please see attached)

Exhibit B
Fee Schedule